Exhibit 99.1

Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data

Rio Tinto is committed to the health and safety of its employees and in providing an incident free workplace. The Company maintains a comprehensive health and safety program that includes extensive training for all employees and contractors, site inspections, emergency response preparedness, crisis communications training, incident investigation, regulatory compliance training and process auditing.

Rio Tinto’s U.S. mining operations are subject to MSHA regulation under the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934 that operate mines regulated under the Mine Act. The disclosures reflect our U.S. mining operations only as the requirements of the Act do not apply to our mines operated outside the U.S. Additionally, for any U.S. mining operation that was divested before December 31, 2011 disclosures are only made up to the date of divestment.

The information in the table below reflects citations and orders MSHA issued to Rio Tinto during the year ended December 31, 2011, as reflected in our records. The data in our system may not match or reconcile with the data MSHA maintains on its public website. In evaluating this information, consideration should also be given to factors such as: (i) the number of citations and orders may vary depending on the size and operation of the mine, (ii) the number of citations issued may vary from inspector to inspector and mine to mine, and (iii) citations and orders may be contested and appealed, and in that process, may be reduced in severity and amount, and may be dismissed.

Mine ID number(1)	Mine or Operating Name	Section 104 Significant and Substantial Citations (2)	Section 104(b) Orders (3)	Section 104(d) Citations and Orders (4)	Section 110(b)(2) Violations (5)	Section 107(a) Orders (6)	Total dollar value of MSHA assessments proposed (7)	Total number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e) yes/no	Received Notice of Potential to Have Pattern under section 104(e) yes/no	Legal Actions Pending as of Last Day of Period(8)	Categories of Pending Legal Actions (i-vii)(9)	Legal Actions Initiated During Period	Legal Actions Resolved During Period
4202040	Kennecott Barneys Canyon Mining MSHA records Mine records	0	0	0	0	0	0	0	no	no	0	0	0	0

2000420	Kennecott Eagle Land LLC	0	0	0	0	0	0	0	no	no	0	0	0	0

2003454	Kennecott Eagle Minerals Co	0	0	0	0	0	0	0	no	no	0	0	0	0

4200149	Kennecott Utah Copper LLC (Bingham Canyon)	5	0	0	0	0	$11,746	0	no	no	4	(i)	1	1

4201996	Kennecott Utah Copper LLC (Copperton Concentrator)	1	0	0	0	0	$5,288	0	no	no	0	0	0	0

400743	US Borax Inc (Boran)	40	0	0	0	0	$251,161	0	no	no	7	(i), (ii)	4	4

402834	US Borax Inc (Owens Lake)	0	0	0	0	0	0	0	no	no	0	0	0	0

502962	Colowyo Coal Company LP*	7	0	0	0	0	$16,481	0	no	no	0	0	0	0

200152	Resolution Copper Mining LLC	0	0	0	0	0	$376	0	no	no	0	0	0	0

4201392	Kennecott Keystone Underground	0	0	0	0	0	$100	0	no	no	0	0	0	0

4102113	Luzenac America Inc. (Luzenac America)**	0	0	0	0	0	$300	0	no	no	0	0	0	0

4300150	Luzenac America Inc (Luzenac America)**	1	0	0	0	0	$1,140	0	no	no	0	0	0	0

2400162	Luzenac America Incorporated (Three Folks)**	2	0	0	0	0	$3,513	0	no	no	0	0	0	0

2402050	Luzenac America Incorporated (Sapppington)**	0	0	0	0	0	$1,150	0	no	no	0	0	0	0

2400163	Luzenac America Incorporated (Yellowstone)**	1	0	0	0	0	$590	0	no	no	0	0	0	0

*	Represent, a divested entity, statistics listed are for the period prior to 1 December 2011, the date of divestment.
**	Represent, a divested entity, statistics listed are for the period prior to 1 August 2011, the date of divestment.
(1)	MSHA assigns an identification number to each mine or operation and may or may not assign a separate identification number to related facilities. The information provided in this table is presented by mine identification number.
(2)	Represents the total number of citations issued by MSHA for violation of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

(3)	Represents the total number of orders issued, which represents a failure to abate a citation under section 104(a) within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.
(4)	Represents the total number of citation and orders issued by MSHA for unwarrantable failure to comply with mandatory health or safety standards.
(5)	Represents the total number of flagrant violations identified.
(6)	Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act.
(7)	Amounts represent the total dollar value of proposed assessments received from MSHA and do not necessarily relate to the citations or orders issued by MSHA. during the period, or to the pending legal actions reported below.
(8)	Pending legal actions before the Federal Mine Safety and Health Review Commission (the “Commission”) as required to be reported by Section 1503(a)(3) of the Act.
(9)	The following provides additional information regarding the types or categories of proceedings that may be brought before the commission.
(i)	Contest Proceedings - a contest proceeding may be filed with the Commission by an operator to challenge the issuance of a citation or order issued by MSHA;
(ii)	Civil Penalty Proceedings - a civil penalty proceeding may be filed with the Commission by an operator to challenge a civil penalty MSHA has proposed for a violation contained in a citation or order;
(iii)	Discrimination Proceedings - a discrimination proceeding involves a miner’s allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the Mine Act, such as making a safety complaint;
(iv)	Temporary Reinstatement Proceedings - a temporary reinstatement proceeding involves cases in which a miner has filed a complaint with MSHA stating that he or she has suffered discrimination and the miner has lost his or her position; and
(v)	Compensation Proceedings - a compensation proceeding may be filed with the Commission by miners entitled to compensation when a mine is closed by certain closure orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation if any, due to miners idled by the orders.
(vi)	Applications for Temporary Relief-applications for temporary relief of any order issued under Section 104
(vii)	Appeals